PUBLIC POWER CORPORATION S.A.
30, Chalkok[redacted]
10432 ATHE
Greece

BY COURIER

No/Date : f/Di : 203/19-4-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement

dw 4/24

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Annual Meeting with Greek Analysts will take place on Wednesday, May 3, 2006 at 10:00 a.m. in HILTON Athens Hotel, hall ERATO.
For further information you may contact tel No. 210- 5293410

Athens, 19 May 2006

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f/D1: 204 /19-4-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose the notice of AGM with a correction.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An notice of AGM

INVITATION
TO THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF THE SOCIETE ANONYME UNDER THE NAME
"PUBLIC POWER CORPORATION S.A."
S.A. REG. NO. 47829/06/B/00/2

Pursuant to the Codified Law 2190/1920 as in force today and article 22 of the Articles of Incorporation of the Company under the name PUBLIC POWER CORPORATION SOCIETE ANONYME, all shareholders are hereby invited to the fourth Annual General Meeting on Wednesday, 24 May 2006, at 10 a.m. at the Grand Bretagne Hotel Hall "Ballroom" (Syntagma Square) to deliberate and decide on the following items on the Agenda:

ITEM ONE: Submission for approval of the PPC S.A.'s Financial Statements for the fiscal year from 1.1.2005 to 31.12.2005 and the consolidated Financial Statements of the PPC S.A. Group, prepared in accordance with the International Financial Reporting Standards

ITEM TWO: Approval of distribution of share dividend for the fiscal year from 1.1.2005 to 31.12.2005

ITEM THREE: Release of the members of the Board of Directors and of the certified public accountants from any responsibility for compensation concerning the fiscal year from 1.1.2005 to 31.12.2005 pursuant to article 35 of Codified Law 2190/1920

ITEM FOUR: Ratification of appointment of Members of the Board of Directors

ITEM FIVE: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2005 to 31.12.2005 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2006 to 31.12.2006

ITEM SIX: Amendment, supplement to, abolition and renumbering of articles 5, 10, 11, 19, 24, 32, 37, 38 and 39 of the Articles of Incorporation and its codification

ITEM SEVEN: Appointment of certified public accountants for the fiscal year from 1.1.2006 to 31.12.2006, pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the certified public accountants remuneration for the abovementioned fiscal year

ITEM EIGHT: Announcements and other issues

The Shareholders who wish to participate in the aforesaid Annual General Meeting must submit to the Company's Shareholders Department (30 Chalkokondili Street, Athens, 5th floor, Office 515), during business days from 10 a.m. to 1 p.m., at least five (5) full days prior to the fourth Annual General Meeting, the following documents:

a. Those Shareholders (owners of dematerialized shares) who act through an operator (Bank or Securities Agency) should block their shares through their operator and submit to the Company *the relevant certificate of the blocking* of their shares issued by the Central Securities Depository, in order to participate in the fourth Annual General Meeting, along with any documents of their representation.

b. Those Shareholders (owners of dematerialized shares) who do not act through an operator but are registered in the special account operated by the Central Securities Depository, should block their shares by a relevant declaration made directly to the Central Securities Depository and submit to the Company the aforesaid certificate along with any documents of their representation.

It is clarified that Shareholders who do not submit the aforesaid certificate of blocking within the designated time shall not be entitled to participate in the fourth Annual General Meeting.

Athens, 11/4/2006

By order of the Board of Directors

Constantinos A. Kyriakopoulos
Chairman of the Board of Directors